Exhibit 99.2

TEVA WITHDRAWS PROPOSAL TO ACQUIRE MYLAN

JERUSALEM – JULY 27, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today announced that it has withdrawn its cash and stock proposal to acquire all of the outstanding ordinary shares of Mylan N.V. (NASDAQ: MYL) and Teva does not intend to continue to pursue a transaction with Mylan at this time. Teva’s decision to terminate the proposal to acquire Mylan follows today’s announcement that Teva has entered into a definitive agreement with Allergan to acquire Allergan Generics.

“In light of our strategic acquisition of Allergan Generics, which will transform the industry, our Board and management team has decided that withdrawing the proposal to acquire Mylan is in the best interests of Teva stockholders,” said Erez Vigodman, President and CEO of Teva. “Since announcing the proposal to acquire Mylan on April 21, 2015, we have appreciated the opportunity to talk with many of our investors about the future of the generics industry, and we are confident our proposed transaction with Allergan best positions Teva to succeed in today’s industry landscape.”

Mr. Vigodman continued, “We continue to believe that a combination of Teva and Mylan would have made sense for our companies, our respective stockholders and the healthcare industry as a whole. However, despite our clear commitment to consummating a transaction, and our conviction that we ultimately would have succeeded in acquiring Mylan, we believe we have an even greater opportunity to create compelling, sustainable value for Teva’s stockholders through our transaction with Allergan – and we acted quickly to seize the opportunity. Our agreement with Allergan will reinforce Teva’s strategy to create an even stronger business model in the industry and will position us well to grow the business and better serve our customers and patients.”

Teva intends to review its options with respect to its ownership of approximately 4.6% of the outstanding ordinary shares of common stock of Mylan.

Barclays and Greenhill & Co. are serving as financial advisors to Teva. Sullivan & Cromwell LLP, De Brauw Blackstone Westbroek N.V. and Tulchinsky Stern Marciano Cohen Levitski & Co are serving as legal counsel to Teva.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on Teva’s current beliefs and expectations and involve a number of assumptions, known and unknown risks and uncertainties that change over time and could cause future results, performance or achievements to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements. These assumptions, known and unknown risks and uncertainties include, but are not limited to, those discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”), which factors are incorporated herein by reference. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “will,” “would,” “could,” “should,” “may,” “plans” and similar expressions. All statements, other than statements of historical fact, are statements that could be deemed to be forward-looking statements, including, but not limited to, statements about the proposed acquisition of the generics and over-the-counter businesses of Allergan plc (“Allergan” and the businesses, the “Allergan Generics and OTC Businesses”), the financing of the proposed transaction, the expected future performance (including expected results of operations and financial guidance), and Teva’s and the Allergan Generics and OTC Businesses’ future financial condition, operating results, strategy and plans. Important factors that could cause actual results, performance or achievements to differ materially from the forward-looking statements we make in this communication include, but are not limited to: the possibility that the acquisition of the Allergan Generics and OTC Business will not close; the effects of the acquisition, including Teva and the Allergan Generics and OTC Businesses’ future financial condition, operating results, strategy and plans; uncertainties as to the timing of the transaction; the failure to procure financing in a timely manner; the possibility that the expected benefits of the transaction and the integration of our operations with the Allergan Generics and OTC Businesses’ operations (including any expected synergies) will not be fully realized by us or may take longer to realize than expected; the ability to obtain regulatory approvals and satisfy other conditions to the acquisition on a timely basis and the effect of any conditions on such regulatory approvals; our ability to comply with all covenants in our current or future indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of other obligations under cross default provisions; our and the Allergan Generics and OTC Businesses’ exposure to currency fluctuations and restrictions as well as credit risks; future results of on-going or later clinical trials for the Allergan Generics and OTC Businesses’ product candidates; our ability to obtain regulatory approvals and commercialize the Allergan Generics and OTC Businesses’ product candidates following the closing and market acceptance of such products; the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement; the costs and expenses associated with Teva’s rescinded offer to acquire Mylan N.V., uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based medicines; the impact of competition from other market participants; adverse effects of political or economic instability, corruption, major hostilities or acts of terrorism on our or the Allergan Generics and OTC Businesses’ significant worldwide operations; the impact on our earnings per share resulting from the planned issuance of equity for cash to partially finance the acquisition; and other risks, uncertainties and other factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the SEC. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

This document may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on the company’s website at http://ir.tevapharm.com.

Contacts

Investors

United States	Israel
Kevin C. Mannix	Tomer Amitai
215-591-8912	972 (3) 926-7656
Ran Meir
215-591-3033

Media

Teva United States	Teva Israel
Denise Bradley	Iris Beck Codner
215-591-8974	972 (3) 926-7687

United States
Joele Frank, Wilkinson Brimmer Katcher
Joele Frank or Tim Lynch
212-355-4449